SEC File No. 1-12838

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

BEMA GOLD CORPORATION
(Translation of Registrant's name into English)

1138 Melville Street, 18th Floor

Vancouver, BC, V6E 4S3 Canada
(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F ✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No ✓

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

82- ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEMA GOLD CORPORATION
(Registrant)

By: ______________________
(Signature)

Roger Richer, Vice President, Administration,

Secretary and General Counsel
(Name and Title of Signing Officer)

Date: June 6, 2002

BEMA GOLD CORPORATION

Bema Gold Corporate Update
Fourth Quarter 2001 and Year End Financial Results / First Quarter 2002 Gold Production Results

May 7, 2002 **FOR IMMEDIATE RELEASE**

VANCOUVER — Bema Gold Corporation ("Bema"or "the Company") today announced results for the fourth quarter and the year ended December 31, 2001 as well as the first quarter 2002 gold production figures. During 2001 and the first quarter 2002, the Company:

- Completed construction of the Julietta Mine, Russia
- Commenced production at Julietta in September more that two months ahead of schedule
- Declared commercial production at Julietta in December with improved grades
- Exceeded projected production at Refugio, Chile
- Obtained approval of the Environmental Impact Study at Cerro Casale, Chile
- Raised CDN$8.1 million through equity financing
- Acquired an option to earn 70% of the high grade Monument Bay gold property, Canada
- Raised CDN$1.5 million through the issuance of flow through shares
- Commenced a diamond drill program at Monument Bay

The Julietta Mine

The Julietta Mine, owned 79% by Bema, is projected to be one of the world's lowest cost producing gold mines. Julietta produced 6,457 ounces of gold in December at operating cash costs of $112 per ounce of gold and a total cash cost of $142 per ounce. In the first quarter of 2002, while continuing to ramp up to full capacity, the mine produced 22,717 ounces of gold at operating cash costs of $130 per ounce and total cash costs of $173 per ounce. These operating costs will decrease as the mine reaches full scale production. The Company has identified minor mill modifications, currently underway, which will bring the mill to full scale production averaging 400 tonnes per day yielding approximately 10,000 ounces per month by mid year. In the first four years, Julietta is projected to produce an average of 100,000 ounces of gold and 1.7 million ounces of silver per year at total cash costs, net of silver credits, estimated at $100 per ounce. Underground exploration drilling is being carried out on a regular basis with the costs already included in the total operating cash costs. A detailed surface drill program is scheduled for the summer of 2002 to further define the full potential of the Julietta Mine.

The Refugio Mine
Cia Minera Maricunga ("CMM") Bema 50%, Kinross 50%

The Refugio Mine in Chile produced 20,187 ounces of gold (Bema's share 50%) in the fourth quarter at a total cash cost of $188 per ounce. Gold production exceeded budget of 8,500 ounces which resulted in dramatically lower cash costs than in previous periods. During the first five months of 2001 the mine exceeded design production levels due to plant modifications and the replacement of the inadequate tertiary crushers. Projected production for 2001 was 122,000 ounces at an operating cash cost of $243 per ounce. Refugio produced 133,947 ounces at an operating cash cost of $228 per ounce. In the first quarter of 2002 Refugio produced 13,128 ounces with operating cash costs of $116 per ounce and total cash costs of $123 per ounce.

The low gold price throughout 2001 and the requirement for capital to build more leach pads in the latter half of 2001 prompted Bema and Kinross to agree to cease mining at Refugio, effective June 1, 2001, and commence residual leaching as the mining activities were placed on care and maintenance. Bema and Kinross have agreed that if at any time the gold price rises to $325 per ounce then utilizing the parameters set out in the current Life of Mine Operating Plan, CMM the will develop a plan to recommence operations which must meet or exceed certain pre-established criteria. Based on the improvement in the performance of the mine in 2001, Bema's management fully expects the Refugio Mine operations to start up again once gold has reached and sustained a price of approximately $325 per ounce. In full production,

Refugio is designed to crush and process 32,000 tonnes of ore per day and produce 230,000 ounces of gold per year at cash costs of approximately $220 per ounce.

During the year, Bema and Kinross continued formal proceedings against the Refugio Mine construction contractor to recover claims for numerous design and construction failures. A final decision by the arbitrator is expected by May 15, 2002.

Cerro Casale

The Alderberan Property, which hosts the Cerro Casale deposit, is held by Compania Minera Casale ("CMC") a Chilean contractual mining company owned indirectly by Placer Dome Inc. (51%), Arizona Star Resource Corporation (25%) and Bema (24%). A feasibility study completed by Placer Dome Technical Services has outlined a reserve of 23 million ounces of gold and 6 billion pounds of copper. During 2001, CMC secured sufficient water rights to build and operate a plant as envisioned in the feasibility study. In March 2001, CMC submitted an Environmental Impact Study for the project to the Chilean regulatory authorities (COREMA). With formal approval of the study being received from COREMA in March 2002, the Cerro Casale project is now ready to proceed once metal prices improve sufficiently to attract project financing.

The feasibility study completed in January 2000 by Placer Dome Technical Services Limited contemplates a large scale open pit gold copper mine using a gold price of $350 per ounce and a copper price of $0.95 per pound. According to the feasibility study, Cerro Casale is projected to produce 975,000 ounces of gold and 130,000 tonnes of copper per year over the 18 year mine life. Cash production costs are estimated to be less than $100 per ounce of gold with total costs estimated at $203 per ounce of gold (assuming credits for copper at $0.95 per pound).

Monument Bay

Bema has the option to earn 70% of the Monument Bay property which hosts high-grade gold mineralization within the Stull Lake greenstone belt similar to the Red Lake district in northern Ontario. The property is 23 kilometers long, up to 3 kilometers wide and covers 66.9 square kilometres. Management believes that Monument Bay has excellent potential to host a high-grade gold deposit. The Monument Bay acquisition is consistent with Bema's policy of exploring and developing high-grade projects that have the potential to generate strong cash flows at today's gold price. Bema has commenced a 3,500 metre drill program on the Twin Lakes zone which is designed to extend the high-grade ore shoots. The Company is also planning an airborne geophysical survey for later in 2002.

Fourth Quarter Results

Bema reported a fourth quarter 2001 net loss of $1.9 million or one cent per share. A significant improvement from the net loss of $31.7 million or twenty cents per share in the prior years period, which included a $20 million write-down to the carrying value of the Refugio Mine, investment losses of $7.1 million from the sale of Arizona Star Resource Corp. shares and an additional write-down of $2.5 million relating to the sale of Bema's investment in El Callao Mining Corp.

Gold revenue of $3.6 million during the quarter was approximately half of the year-earlier period from the sale of 12,341 ounces of gold compared to 20,451 ounces sold in the fourth quarter of 2000. The decline in gold revenue was due to the suspension of mining at Refugio in May 2001, which resulted in lower gold production, and from a lower realized gold price of $288 per ounce ($369 per ounce in 2000). Cash flow generated from operations during the fourth quarter was $130,000, relatively unchanged from the prior year's comparative period of $247,000. Fourth quarter cash flow was affected by lower gold sales volume and a lower realized price which was offset by improved operating costs at Refugio and the commencement of commercial production at the high grade low cost Julietta Mine.

Twelve Month Results

For the year-ended December 31, 2001, the Company incurred a net loss of $11.3 million or $0.07 per share compared to a loss of $51.1 million or $0.36 per share in 2000. Revenue for 2001 declined 31% to $21.2 million mainly as a result of a lower realized gold price of $297 per ounce ($353 per ounce in 2000) and partially from lower gold sales of 71,523 ounces (86,822 ounces in 2000), due to Refugio being placed on care and maintenance on June 1, 2001. Hedging gains included in gold revenue in 2001 were $2.1 million, a decline from the prior year's $6.3 million, as the Company reduced it's hedging of Refugio production at the end of 2000 based on the decision to temporarily cease mining at Refugio.

Cash used in operations in 2001 was $138,000 as compared to cash generated from operations of $666,000 in 2000, as lower gold hedge gains in 2001 were offset by improved total cash costs of $226 per ounce of gold, an improvement of 29% from the $292 reported for the year 2000.

First Quarter 2002 Consolidated Gold Production

In the first quarter 2002, Bema produced 29,281 ounces of gold at operating cash costs of $127 per ounce and total cash costs of $162 per ounce compared to the same period in 2001 when the company produced 25,760 ounces of gold with operating cash costs of $230 per ounce and total cash costs of $236 per ounce. The improved production figures are due to the commencement of production at the low cost Julietta Mine and improved production figures from the Refugio Mine. Financial results for the first quarter 2002 will be released during the second half of May 2002.

**Operating Cash Costs, calculated in accordance with the Gold Institute Standard – includes direct mining and mine development expenses less silver by-product credits.*

**Total cash costs, calculated in accordance with the Gold Institute Standard – includes direct mining expenses, mine development expenses, smelting and refining charges, transportation and selling expenses, royalties and production taxes, less silver by-product credits.*

Note: All dollar amounts are expressed in United States dollars unless otherwise stated.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

BEMA GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands of United States dollars)

	As at December 31 2001	As at December 31 2000
ASSETS		
Current		
Cash and cash equivalents	$ 4,133	$ 3,225
Accounts receivable	2,529	4,498
Marketable securities	2,352	3,265
Inventories	6,405	6,153
Assets held for sale	-	5,810
Other	147	216
	15,566	23,167
Investments	2,525	2,694
Property, plant and equipment	149,160	132,540
Other assets	15,341	17,549
	$ 182,592	$ 175,950
LIABILITIES		
Current		
Accounts payable	$ 5,426	$ 6,543
Current portion of long-term debt	9,584	9,231
	15,010	15,774
Deferred revenue	103	1,799
Long-term debt	33,910	24,145
Other liabilities	3,937	2,747
	52,960	44,465
SHAREHOLDERS' EQUITY		
Capital stock	265,080	258,191
Convertible debt, net of costs	13,697	10,482
Deficit	(149,145)	(137,188)
	129,632	131,485
	$ 182,592	$ 175,950

Approved by the Directors

"Clive T. Johnson"
Clive T. Johnson

"R. Stuart Angus"
R. Stuart Angus

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended December 31, 2001
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Fourth Quarter		Twelve Months	
	2001	2000	2001	2000
GOLD REVENUE	$ 3,591	$ 7,547	$ 21,209	$ 30,630
EXPENSES (INCOME)				
Operating costs	2,352	6,763	16,639	25,849
Depreciation and depletion	1,189	1,697	5,745	6,940
Write-down of inventory	-	-	2,248	-
Insurance proceeds	-	(3,507)	(361)	(3,507)
Other	(243)	(818)	845	(522)
	3,298	4,135	25,116	28,760
OPERATING EARNINGS (LOSS)	293	3,412	(3,907)	1,870
OTHER EXPENSES (INCOME)				
General and administrative	761	729	2,844	3,051
Interest on long-term debt	479	413	1,200	1,799
Amortization of deferred financing costs	296	378	2,231	1,512
General exploration	23	49	304	442
Other	702	538	1,277	509
	2,261	2,107	7,856	7,313
LOSS (EARNINGS) BEFORE THE UNDERNOTED ITEMS	1,968	(1,305)	11,763	5,443
Equity in losses of associated companies	12	220	129	779
Investment losses (gains)	(114)	7,091	(554)	9,331
Write-down of mineral properties	-	22,565	-	22,565
Write-down of investments	-	2,484	-	11,773
Write-down of notes receivable	-	639	-	1,248
NET LOSS FOR THE PERIOD	$ 1,866	$ 31,694	$ 11,338	$ 51,139
NET LOSS PER COMMON SHARE - basic and diluted	$ 0.01	$ 0.20	$ 0.07	$ 0.36
Weighted average number of common shares outstanding (in thousands)	170,532	156,260	166,750	142,836

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the period ended December 31, 2001
(Unaudited)
(in thousands of United States dollars)

	Fourth Quarter		Twelve Months	
	2001	2000	**2001**	2000
OPERATING ACTIVITIES				
Loss for the period	**$ (1,866)**	$ (31,694)	**$ (11,338)**	$ (51,139)
Non-cash charges (credits)				
Depreciation and depletion	**1,254**	1,819	**5,810**	7,331
Amortization of deferred financing costs	**296**	378	**2,231**	1,512
Equity in losses of associated companies	**12**	263	**100**	928
Amortization of deferred revenue	**103**	(865)	**(1,696)**	(1,469)
Investment losses (gain)	**(114)**	7,091	**(554)**	9,331
Write-down of investments	**-**	2,484	**-**	11,773
Write-down of mineral properties	**-**	22,565	**-**	22,565
Write-down of inventory	**-**	-	**2,248**	-
Write-down of notes receivable	**-**	1,248	**-**	1,248
Other	**83**	402	**673**	676
Change in non-cash working capital	**362**	(3,444)	**2,388**	(2,090)
	130	247	**(138)**	666
FINANCING ACTIVITIES				
Common shares issued, net of issue costs	**4,603**	-	**4,609**	-
Special warrants issued, net of issue costs	**-**	-	**-**	2,953
Convertible loan, net proceeds	**-**	-	**-**	7,593
Julietta project loans and overrun facility	**4,000**	10,300	**21,200**	17,800
Refugio loan repayments	**(3,000)**	(3,000)	**(8,000)**	(6,000)
Deferred financing costs	**(720)**	(3,411)	**(1,840)**	(4,758)
Capital lease repayments	**-**	(220)	**(438)**	(850)
Other	**194**	(201)	**135**	-
	5,077	3,468	**15,666**	16,738
INVESTING ACTIVITIES				
Refugio Mine	**(76)**	(714)	**(111)**	(4,544)
Julietta development and construction	**(4,609)**	(11,133)	**(20,064)**	(18,706)
Acquisition, exploration and development	**(92)**	(167)	**(1,082)**	(1,136)
Promissory notes issued by associated companies, net	**(15)**	(667)	**(283)**	(2,120)
Proceeds on sale of investments and marketable securities	**317**	4,157	**3,751**	5,892
Proceeds from the sale of notes receivable	**-**	-	**3,300**	3,000
Restricted cash	**-**	-	**-**	484
Other	**(220)**	(137)	**(132)**	(453)
	(4,695)	(8,661)	**(14,621)**	(17,583)
Effect of exchange rate changes on cash and cash equivalents	**4**	5	**1**	4
Increase (decrease) in cash and cash equivalents	**516**	(4,941)	**908**	(175)
Cash and cash equivalents, beginning of period	**3,617**	8,166	**3,225**	3,400
Cash and cash equivalents, end of period	**$ 4,133**	$ 3,225	**$ 4,133**	$ 3,225

Operating Statistics
For the periods ended December 31
(Unaudited)

	Fourth Quarter		Twelve Months	
	2001	2000	2001	2000
Refugio Mine (50%)				
Gold production (ounces)	10,094	20,971	66,973	84,916
Operating cash cost per ounce	$183	$321	$228	$286
Total cash cost per ounce	$188	$326	$234	$292
Julietta Mine (100%)				
Gold Production (ounces)	6,457		6,457	
Operating cash cost per ounce	$112		$112	
Total cash cost per ounce	$142		$142	
Bema Consolidated				
Gold production (ounces)	16,551	20,971	73,430	84,916
Operating cash cost per ounce	$155	$321	$218	$286
Total cash cost per ounce	$170	$326	$226	$292
Gold sales (ounces)	12,341	20,451	71,523	86,822
Average price received	$288	$369	$297	$353
Average spot price	$277	$269	$272	$279

BEMA GOLD CORPORATION

Bema Enters Into Bought Deal Financing Agreement For CDN$ 15 Million

May 9, 2002

Bema Gold Corporation ("Bema") is pleased to announce that it entered into an agreement for a bought deal financing with a syndicate of Canadian underwriters. Bema will issue 10,000,000 units at $1.50 per unit for gross proceeds of CDN$15 million and will file a short from prospectus in Canada to clear these units. Each unit will consist of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional common share at a price of $2.00 and expire 12 months from closing. The Underwriters will have an option, until closing, to purchase up to an additional 6,666,667 units at the issue price. Proceeds from this offering will be used for additional drilling at the Julietta Mine, potential acquisitions in Russia and working capital. The units and any securities which may be issued thereunder have not been registered under the U.S. Securities Act of 1933 as amended and may not be offered or sold in the U.S. or to a U.S. person in the absence of such registration or an exemption therefrom.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

For further information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1138 MELVILLE STREET, 18TH FLOOR, VANCOUVER, BRITISH COLUMBIA, CANADA V6E 4S3
TEL: (604) 681-8371 TOLL FREE: 1-800-316-8855 FAX: (604) 681-6209

BEMA GOLD CORPORATION

Binding Arbitration Rules In Favour of CMM (Bema 50%, Kinross 50%) For In Excess of US$20 Million

May 16, 2002 FOR IMMEDIATE RELEASE

Bema Gold Corporation ("Bema") and Kinross Gold Corporation ("Kinross"), each 50% owners of Cia Minera Maricunga ("CMM"), are pleased to announce that binding arbitration has ruled in favour of CMM on claims against Fluor Daniel Chile Ingenieria y Construccion S.A, Fluor Daniel Corporation,. and Fluor Daniel Wright Ltd. ("Fluor") for damages relating to the original construction of the Refugio gold mine in northern Chile. The arbitrator has concluded that Fluor was "grossly negligent" in certain aspects of the construction of the Refugio operation and has determined a net award in favour of CMM for US$20 million plus interest accumulated from July 1999. In April of 1999 CMM initiated formal arbitration proceedings, against Fluor, to recover costs related to numerous design and construction failures.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively visit our web-site at www.bema.com.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

BEMA GOLD CORPORATION

PUMA MINERALS CORP.

BEMA GOLD CORPORATION/CONSOLIDATED PUMA MINERALS CORP.
Joint News Release
Acquisition of Russian Platinum Palladium Project

May 17, 2002 **FOR IMMEDIATE RELEASE**

Bema Gold Corporation ("Bema" or "the Company") is pleased to announce that the Company has entered into an agreement to earn an 80% interest in the East Pansky Platinum Palladium property located in the Kola peninsula of Western Russia. Bema has agreed to assign all of its rights and interest in the East Pansky exploration licence to Consolidated Puma Minerals Corp. ("Puma"), an affiliated company. Bema will continue to hold a majority ownership in Puma.

The Platinum group mineralization on the East Pansky Property occurs within sulphide bearing horizons (reefs) within a layered intrusion. The best zone identified, by the Russian operators, on the East Pansky Property is the Churazorski zone located at the far eastern end of the property. This zone, which is open along strike and at depth, has been traced along strike for 800 meters in outcrop and for 600 metres in 3 drill holes totalling approximately 360 metres. An ongoing ground magnetometer survey indicates the stratigraphy in the Churazorski zone is continuous for at least 6 kilometers and is open to the east and west. Significant intersections of platinum group elements (PGE) and gold (Au) in these 3 previously drilled holes on the Churazorski zone are:

Hole#	Interval	PGE+Au	Width
C-253	22.2-26.45	11.4 g/t	4.25m
C-256	66.3-68.0	7.48 g/t	1.7m
C-259	101-101.5	13.6 g/t	0.5m

An additional 7 holes totaling 845 metres were drilled in the same area away from the mineralization to define stratigraphy. Float and outcrop samples from the Churazorski area contained significant PGE mineralization with grades up to 41.9 grams per tonne PGE + Au over .7 metres

The East Pansky Property covers the eastern 31 km of the 80 km long by 3-6 km wide Lower Proterozoic Federo-Pansky ultramafic to mafic layered intrusion. Mineralization on the East Pansky property occurs in 2 horizons. The northern reef, which includes the Churazorski zone, has been partially defined by mapping and limited drilling in 4 zones over 16 kilometers. The zones are largely unexplored and up to 8 kilometres of strike length between the zones is untested. The southern reef has been traced along strike for 4 kilometers in 2 zones. The infrastructure at East Pansky is excellent. The Monchegorsk nickel-copper smelter is located 120 kilometers west of the property and a power line and railroad are located 40 kilometers west of the property.

Bema's technical team believe that this property has the potential to host a reef style platinum-palladium deposit similar to those found in South Africa, Finland and Montana. A 6000 metre diamond drill project is currently underway to evaluate the mineralization at the Churazorski zone.

Bema has reached an agreement with Puma to assign all of the Company's rights and interest in the East Pansky Property on the following basis:

Bema will be issued 13 million Puma shares priced at CDN$0.25 per share as settlement of CDN$3.25 million of existing debt owed to Bema. Bema will also be issued approximately 4 million Puma shares priced at CDN$0.25 in reimbursement for current and anticipated Bema expenditures, up to closing, related to the acquisition and a preliminary drill program initiated by Bema.

As a condition of the acquisition, Puma is required to raise a minimum of CDN$2.0 million to fund the 2002 exploration program at East Pansky. Puma has reached an agreement for a non-brokered private placement of up to 6 million shares at CDN$0.40 per share for gross proceeds of CDN$2.4 million. Puma will file an Annual Information Form prior to closing so that a four-month hold period will apply to the placement shares. Bema currently owns approximately 33% of Puma and will, upon completion of this transaction and closing of the financing, own approximately 63% and retain the right to participate pro-rate in future financings. A finder's fee to an arms length party will be paid in relation to this transaction.

Puma can earn an 80% interest in the East Pansky Property by paying to the property vendors:

i) 2 million shares of Puma at CDN$0.25 per share upon closing.

ii) US$500,000 in cash or shares within 30 days of completing US$2.0 million in exploration expenditures or 2 years from date of execution of agreements (whichever is earliest).

iii) US$500,000 per year in cash or shares on the anniversary date of the payment in paragraph ii), until a Feasibility Study is completed.

iv) Upon a Feasibility Study being completed pay, in cash or shares, an amount equal to US$3 per/oz of recoverable PGE as per the Feasibility Study provided such amount shall not exceed US$9.0 million and shall not be less than US$3.0 million. Payments in (iii) to be deducted.

v) Until commencement of commercial production (CCP) pay US$500,000 in cash or shares each year on the payment anniversary date in (iv) until CCP occurs.

vi) Within 6 months of CCP pay US$5.0million in cash or shares minus amounts paid in (v) or, at Puma's election, pay US$3.0 million plus an amount equal to a 2% net smelter returns royalty.

Puma is setting one million stock options at CDN$0.25 for directors, officers and employees.

This transaction, proposed private placement and proposed stock options are subject to regulatory and Puma shareholder approval. When completed, Puma is expected to have approximately 25.4 million shares outstanding on a fully diluted basis.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

On behalf of PUMA MINERALS CORP.

"Roger Richer"
President & Director

For further information on Bema Gold, Puma or the East Pansky Property please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com

The Toronto Stock Exchanges and the TSX Venture Exchange neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO. Consolidated Puma Minerals Corp. trades on the TSX Venture Exchange. Symbol: CPW.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements

BEMA GOLD CORPORATION

News Release

2002 First Quarter Results

May 22, 2002 **FOR IMMEDIATE RELEASE**

VANCOUVER- Bema Gold Corporation ("Bema" or the "Company") reports results from its operations for the first quarter ended March 31, 2002.

The Julietta Mine

The Julietta Mine, owned 79% by Bema, is projected to be one of the world's lowest cost producing gold mines. In the first quarter of 2002, while continuing to ramp up to full capacity, the mine produced 22,717 ounces of gold at operating cash costs of $130 per ounce and total cash costs of $173 per ounce. These operating costs will decrease as the mine reaches full scale production. The Company has identified minor mill modifications, currently underway, which will bring the mill to full scale production averaging 400 tonnes per day yielding approximately 10,000 ounces per month by mid year. In the first four years, Julietta is projected to produce an average of 100,000 ounces of gold and 1.7 million ounces of silver per year at total cash costs, net of silver credits, estimated at $100 per ounce. Underground exploration drilling is being carried out on a regular basis with the costs already included in the total operating cash costs and a detailed surface drill program has commenced to further define the full potential of the Julietta property.

The Refugio Mine

Cia Minera Maricunga ("CMM") Bema 50%, Kinross 50%

In the first quarter of 2002 the company's share of production at Refugio was 6,564 ounces with operating cash costs of $116 per ounce and total cash costs of $123 per ounce. The low gold price throughout 2001 and the requirement for capital to build more leach pads in the latter half of 2001 prompted Bema and Kinross to agree to cease mining at Refugio, effective June 1, 2001, and commence residual leaching as the mining activities were placed on care and maintenance. Bema and Kinross have agreed that if at any time the gold price rises to $325 per ounce then utilizing the parameters set out in the current Life of Mine Operating Plan, CMM the will develop a plan to recommence operations which must meet or exceed certain pre-established criteria. Based on the improvement in the performance of the mine in 2001, Bema's management fully expects the Refugio Mine operations to start up again once gold has reached and sustained a price of approximately $325 per ounce. In full production, Refugio is designed to crush and process 32,000 tonnes of ore per day and produce 230,000 ounces of gold per year at cash costs of approximately $220 per ounce.

All dollar amounts are expressed in United States dollars unless otherwise noted.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"

Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

	As at March 31 2002 (unaudited)	As at December 31 2001 (audited)
ASSETS		
Current		
Cash and cash equivalents	$ 2,744	$ 4,133
Accounts receivable	3,251	2,529
Marketable securities	2,562	2,352
Inventories	8,354	6,405
Other	433	147
	17,344	15,566
Investments	2,508	2,525
Property, plant and equipment	146,885	149,160
Other assets	14,346	15,341
	$ 181,083	$ 182,592
LIABILITIES		
Current		
Accounts payable	$ 4,097	$ 5,426
Current portion of long-term debt	14,668	9,584
	18,765	15,010
Deferred revenue	100	103
Long-term debt	28,507	33,910
Other liabilities	4,010	3,937
	51,382	52,960
SHAREHOLDERS' EQUITY		
Capital stock	266,615	265,080
Convertible debt, net of costs	13,844	13,697
Deficit	(150,758)	(149,145)
	129,701	129,632
	$ 181,083	$ 182,592

Approved by the Directors

"Clive T. Johnson" — Clive T. Johnson

"R. Stuart Angus" — R. Stuart Angus

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	2002	2001
GOLD REVENUE	$ 9,073	$ 7,827
EXPENSES (INCOME)		
Operating costs	4,564	6,276
Depreciation and depletion	2,892	2,046
Other	64	73
	7,520	8,395
OPERATING EARNINGS (LOSS)	1,553	(568)
OTHER EXPENSES (INCOME)		
General and administrative	658	664
Interest on long-term debt	1,186	329
Amortization of deferred financing costs	993	645
General exploration	59	145
Other	327	206
	3,223	1,989
LOSS BEFORE THE UNDERNOTED ITEMS	1,670	2,557
Equity in losses of associated companies	17	50
Investment (gains) losses	(221)	303
NET LOSS FOR THE PERIOD	$ 1,466	$ 2,910
NET LOSS PER COMMON SHARE - basic and diluted	$ 0.01	$ 0.02
Weighted average number of common shares outstanding (in thousands)	186,182	162,966

BEMA GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars)

		2002		2001
OPERATING CTIVITIES				
Loss for the period	**$**	**(1,466)**	$	(2,910)
Non-cash charges (credits)				
Depreciation and depletion		**2,892**		2,046
Amortization of deferred financing costs		**993**		645
Equity in losses of associated companies		**17**		21
Amortization of deferred revenue		**(3)**		(928)
Investment (gains) losses		**(221)**		303
Other		**291**		230
Cash provided by (used in) operating activities		**2,503**		(593)
Change in non-cash working capital		**(1,908)**		2,493
Cash provided by operating activities after changes in non-cash working capital		**595**		1,900
FINANCING ACTIVITIES				
Common shares issued, net of issue costs		**1,467**		-
Julietta project loans		**-**		3,600
Refugio loan repayments		**(500)**		-
Deferred financing costs		**-**		(585)
Capital lease repayments		**-**		(224)
Other		**-**		(54)
Cash provided by financing activities		**967**		2,737
INVESTING ACTIVITIES				
Refugio Mine		**-**		(12)
Julietta development and construction		**(2,435)**		(4,346)
Acquisition, exploration and development		**(469)**		(250)
Promissory notes issued by associated companies, net		**(28)**		(21)
Proceeds on sale of investments and marketable securities		**9**		-
Proceeds from the sale of notes receivable		**-**		1,000
Other		**(6)**		71
Cash used in investing activities		**(2,929)**		(3,558)
Effect of exchange rate changes on cash and cash equivalents		**(22)**		(8)
Increase (decrease) in cash and cash equivalents		**(1,389)**		1,071
Cash and cash equivalents, beginning of period		**4,133**		3,223
Cash and cash equivalents, end of period	**$**	**2,744**	$	4,294

Operating Statistics
For the periods ended March 31
(Unaudited)

	First Quarter 2002	First Quarter 2001
Julietta Mine (100%)		
Gold Production (ounces)	**22,717**	
Operating cash cost per ounce	**$130**	
Total cash cost per ounce	**$173**	
Gold sales (ounces)	**22,335**	
Average price received per ounce	**$309**	
Refugio Mine (50%)		
Gold production (ounces)	**6,564**	**25,760**
Operating cash cost per ounce	**$116**	**$230**
Total cash cost per ounce	**$123**	**$236**
Gold sales (ounces)	**7,568**	**26,168**
Average price received per ounce	**$287**	**$299**
Bema Consolidated		
Gold production (ounces)	**29,281**	**25,760**
Operating cash cost per ounce	**$127**	**$230**
Total cash cost per ounce	**$162**	**$236**
Gold sales (ounces)	**29,903**	**26,168**
Average price received per ounce	**$303**	**$299**
Average spot price per ounce	**$290**	**$264**

BEMA GOLD CORPORATION

Bema Closes CDN$ 25 Million Financing

May 31, 2002

Bema Gold Corporation ("Bema") is pleased to announce that it has closed a previously announced financing with a syndicate of Canadian underwriters for gross proceeds of CDN$25 million. A short form prospectus has been receipted to clear 16,666,667 units at $1.50 per unit.. The over allotment option of CDN$10 million in addition to the original CDN$15 million bought deal financing was fully subscribed. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional common share at a price of $2.00 and expire 12 months from closing. Proceeds from this offering will be used for additional drilling at the Julietta Mine, potential acquisitions in Russia and working capital.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

For further information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1138 MELVILLE STREET, 18TH FLOOR, VANCOUVER, BRITISH COLUMBIA, CANADA V6E 4S3
TEL: (604) 681-8371 TOLL FREE: 1-800-316-8855 FAX: (604) 681-6209

FORM 53-901.F *SECURITIES ACT* (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)
FORM 27 *SECURITIES ACT* (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 118(1)
FROM 27 *SECURITIES ACT* (SASKATCHEWAN) MATERIAL CHANGE REPORT UNDER SECTION 84(1)(b)
FROM 27 *SECURITIES ACT* (MANITOBA) MATERIAL CHANGE REPORT
FROM 27 *SECURITIES ACT* (ONTARIO) MATERIAL CHANGE REPORT UNDER SECTION 75(2)
FROM 27 *SECURITIES ACT* (QUEBEC) MATERIAL CHANGE REPORT UNDER SECTION 73
FROM 27 *SECURITIES ACT* (NOVA SCOTIA) MATERIAL CHANGE REPORT UNDER SECTION 81(2)

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

Bema Gold Corporation
18th Floor, 1138 Melville Street
Vancouver, BC
V6E 4S3
Telephone: (604) 681-8371

Item 2: Date of Material Change(s)

May 9, 2002 and May 15, 2002

Item 3: Press Release

The Press Releases were disseminated on May 13, 2002 and May 16, 2002 to The Toronto Stock Exchange and the American Stock Exchange as well as through various approved public media.

Item 4: Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Cdn$15 Million Bought Deal Financing

Bema Gold Corporation ("Bema") has entered into an agreement for a bought deal financing with a syndicate of underwriters lead by Canaccord Capital Corporation, Haywood Securities Inc., Griffiths, McBurney and Partners and Sprott Securities Inc. Bema will issue 10,000,000 units at CDN $1.50 per unit for gross proceeds of CDN $15 million. Bema will file a short form prospectus to clear these units. Each unit will consist of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional common share at a price of CDN$2.00 and expire 12 months from closing. The Underwriters will have an option, until closing, to purchase up to an additional 6,666,667 units at the issue price. Proceeds from this offering will be used for additional drilling at the Julietta Mine, potential acquisitions in Russia and working capital.

Arbitration Award

Bema and Kinross Gold Corporation, each 50% owners of Compania Minera Maricunga ("CMM"), announce that binding arbitration has ruled in favour of CMM on claims against Fluor Daniel Chile Ingenieria y Construccion S.A., Fluor Daniel Corporation and Fluor Daniel Wright Ltd. (collectively, "Fluor") for damages relating to the original construction of the Refugio gold mine in northern Chile. The arbitrator concluded that Fluor was "grossly negligent" in certain aspects of the construction of the Refugio facilities and determined a net award in favour of CMM of US$20 million plus interest accumulated from July 1999. In April of 1999 CMM initiated formal arbitration proceedings, against Fluor, to recover costs related to numerous design and construction failures.

Item 5: Full Description of Material Change

Cdn$15 Million Bought Deal Financing

Bema has entered into an engagement letter and term sheet, accepted by Bema on May 9, 2002 (the "Engagement Letter") with Canaccord Capital Corporation, Haywood Securities Inc., Griffiths McBurney & Partners and Sprott Securities Inc. (collectively the 'Underwriters"), pursuant to which the Underwriters have agreed to purchase for resale on a bought deal basis an aggregate of 10,000,000 units of Bema (the "Units"), each Unit consists of one common share (the "Common Shares") and one-half of a share purchase warrant (the "Warrants") at a price (the "Offering Price") of $1.50 per Unit (the "Offering"). Each whole Warrant will be exercisable to purchase one additional common share ("Warrant Share") for a term of 12 months at a price of $2.00 per Common Share.

Bema will qualify the distribution of the Units in British Columbia, Alberta, Ontario, Manitoba and Quebec (the "Jurisdictions") by filing a short form prospectus in the Jurisdictions. A portion of the Offering may also be conducted in the United States, Europe and Asia.

Bema has agreed to grant to the Underwriters an option (the "Option") entitling the Underwriters to purchase up to an additional 6,666,667 Units at the Offering Price up to the closing of the Offering.

In consideration of the services performed by the Underwriters in connection with the Offering, the Underwriters will receive a commission of 6% of the gross proceeds raised under the Offering, in cash. Bema has also agreed to issue to the Underwriters a warrant (the "Underwriters' Warrant") entitling the Underwriters to purchase for a period of one year from the closing date of the Offering such number of common shares of the Corporation as is equal to 8% of the total number of Units sold under the Offering.

The net proceeds of the Offering will be used for additional drilling at the Julietta Project, potential acquisitions in Russia and general working capital purposes.

Arbitration Award

Bema and Kinross Gold Corporation ("Kinross"), each 50% owners of Compania Minera Maricunga ("CMM"), announce that binding arbitration has ruled in favour of CMM on claims against Fluor Daniel Chile Ingenieria y Construccion S.A., Fluor Daniel Corporation and Fluor Daniel Wright Ltd. ("Fluor") for damages relating to the original construction of the Refugio gold mine in northern Chile.

On April 12, 1999, CMM initiated formal arbitration proceedings in Chile against Fluor to recover costs related to numerous design and construction failures. CMM filed claims in excess of $103 million, while Fluor countered with its own claims of approximately $12 million. On May 15, 2002, the arbitrator concluded that Fluor was "grossly negligent" in certain aspects of the construction of the Refugio facilities and determined a net award in favour of CMM for US$20 million plus interest accumulated from July 1999.

In order to enforce the arbitration award, CMM will be required to file such award with a court in the United States. Fluor may appeal the decision of the arbitrator prior to May 22, 2002, on limited grounds in relation to reasonableness of the decision. The arbitration award has not been budgeted in Bema's cash flow projections.

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration
General Counsel and Secretary
18th Floor - 1138 Melville Street
Vancouver, BC V6E 4S3
Telephone: (604) 681-8371

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 17th day of May, 2002.

Roger Richer, Vice- President, Administration,
General Counsel and Secretary